Exhibit 99.1
Jeju Bank, a subsidiary of Shinhan Financial Group, made a resolution to increase paid-in capital.

On September 10, 2018, Jeju Bank’s board of directors made a resolution to increase paid-in capital. The details are as follows:

1.	Class and Number of New Shares : Common Stock 10,000,000 shares
2.	Par value of Share : KRW 5,000
3.	Amount and Use of Funds Raised : KRW 50,000,000,000 (For Operating Capital)
4.	Method of Capital Increase : Allotment to Shareholders

* The condition above is subject to change.

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